04001739

XCHANGE COMMISSION
)N, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-65811

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UCB Investment Services, Inc.

BEST AVAILABLE COPY

Official Use Only
FIRM ID. NO.

PROCESSED

MAR 2004

THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

555 Montgomery Street, Suite 1200
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn M. Stiefeling — (415) 248-8108
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	San Francisco	CA	94105
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lynn M. Stiefeling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UCB Investment Services, Inc. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Lynn M Stiefeling

Notary Public See attached Page

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Operations**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
X	(o)	**Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Francisco

On Feb. 20, 2004 (Date) before me, Warren Chiu Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))

personally appeared Lynn M. Stiefeling (Name(s) of Signer(s)),

☑ personally known to me – **OR** – ☐ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WARREN CHIU
Commission # 1379415
Notary Public — California
San Francisco County
My Comm. Expires Nov 7, 2006

WITNESS my hand and official seal.

[signature]

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: SEC Form X-17A-5, Part III

Document Date: ______ Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: Lynn M. Stiefeling

☐ Individual
☑ Corporate Officer
Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing:
UCBIS

Signer's Name: ______

☐ Individual
☐ Corporate Officer
Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: ______

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors and Shareholder of
UCB Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of UCB Investment Services, Inc. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the period from inception on August 5, 2003 through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 7, for the period ended December 31, 2003, all of the Company's income was received from its Parent.

PricewaterhouseCoopers LLP

February 25, 2004

UCB Investment Services, Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 1,003,045
Receivable from brokers, dealers and clearing organizations	43,048
Fixed assets, net of accumulated depreciation	32,450
Total assets	$ 1,078,543
Liabilities and shareholder's equity	
Liabilities	
Accounts payable and accrued expenses	$ 68,644
Total liabilities	68,644
Commitments and contingencies (Note 5)	
Shareholder's equity	
Paid in capital	1,000,000
Retained earnings	9,899
Total shareholder's equity	1,009,899
Total liabilities and shareholder's equity	$ 1,078,543

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

UCB Investment Services, Inc. (the "Company" or "UCBIS"), a wholly-owned subsidiary of United Commercial Bank (the "Parent"), is a registered broker-dealer with the United States Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Municipal Securities Regulatory Board, and the Securities Investor Protection Corporation. As a registered broker-dealer, the Company will primarily engage in the offer and sale of variable life and annuity products, mutual funds and certain equity securities to the clients of its registered representatives (the "Representatives").

2. Summary of Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated results.

Securities Transactions

Proprietary securities transactions and the related profit or loss are recorded on trade date basis. Customers securities transactions are reported on a trade date basis with related commission income and expenses reported on trade date.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and short-term investments with an original maturity of 90 days or less at the date of purchase. Their carrying amount approximates market value.

Income Taxes

The Company files consolidated federal and state returns with the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated will be either remitted to or received from the Parent. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

3. Receivable From and Payable to Broker-Dealers

Amounts receivable from and payable to broker-dealers at December 31, 2003, consist of the following:

	Receivable	Payable
Fees and commissions	$ 3,048	$ -
Other	40,000	-

The Company clears customer transactions through another broker-dealer on a fully disclosed basis.

4. Premises and Equipment

Premises and equipment are carried at cost, less accumulated depreciation and amortization. Provisions for depreciation and amortization are determined on a straight-line basis over the lesser of the estimated useful lives or the terms of the leases. Terms range from three to ten years for furniture, equipment, and computer software.

As of December 31, 2003, premises and equipment were as follows:

Equipment	$ 32,766
Accumulated depreciation	(316)
	$ 32,450

5. Commitments and Contingencies

The Company leases space in a building in San Francisco, California, which is owned by a subsidiary of the Parent (UCB Building Corp.). The lease is for five years beginning during 2004 with a monthly rent of $3,250. Rents are payable to UCB Building Corp. on or before the first day of each month.

For fiscal years ending after December 31, 2003, the approximate future minimum rental commitments under the noncancelable operating lease are as follows:

Years ended December 31,	Operating
2004	$ 39,000
2005	39,000
2006	39,000
2007	39,000
2008 and thereafter	39,000
Total minimum lease payments	$ 195,000

In 2004, the Company entered into a service contract relating to equipment needs. Minimum payments payable under this agreement are as follows:

Years Ended		
2004	$	2,617
2005		2,617
2006		2,617
2007		2,617
	$	10,468

There was no expense for this agreement for the year ended December 31, 2003.

The Company has agreed to indemnify its clearing broker-dealer for credit and margin account losses that the clearing broker-dealer may sustain from the customer accounts introduced by the Company.

The Company clears all of its securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

In the event customers fail to satisfy their obligations, the Company will be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

6. Shareholder's Equity

The Parent is the sole shareholder of the 100,000 no par shares of issued common stock. During the year ended December 31, 2003, the Parent contributed $1,000,000 to the Company. These contributions are reflected as an increase to additional paid-in capital in the Statement of Changes in Shareholder's Equity.

7. Related Party Transactions

The Parent provides various business services to the Company including the use of office space, supplies, equipment, management, time, etc. For the period January 1 to August 31, 2003 (the start-up period) the Parent did not charge the Company for such services and agrees not to do so retroactively. Accordingly, $19,880 has been paid to the Parent for the year ended December 31, 2003.

All cash and cash equivalents at December 31, 2003 are held by the Parent, which exceeds existing federal deposit insurance limits.

Prior to the establishment of the Company, the Parent had an existing relationship with another broker-dealer in which it received certain revenue. After the establishment of the Company, the Parent assigned the right of the revenue to the Company.

8. Income Taxes

The Company files consolidated federal and state returns with the Parent. Federal and state income taxes are calculated as if the Company filed a separate federal and state income tax return.

The current portion of the income tax, expense included in the statement of income as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, is as follows:

	For the Year Ended December 31, 2003
Current tax payable	
Federal	$ 6,169
State	1,558
Total current	$ 7,727

The Company has no items which give rise to the temporary differences. A reconciliation from the statutory income tax rate to the Company's effective income tax rate for the twelve months ended December 31, 2003, is shown as follows:

Current tax payable	
Statutory federal tax rate	35.00%
California franchise tax expense, net of federal benefit	8.84%
Effective income tax rate	43.84%

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation. At December 31, 2003, the Company had net capital of $11,356, which was $2,776 in excess of its required net capital of $8,581. The Company's net capital ratio was 6.04 to 1.